Marc J. Lane & Company Report
Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marc J. Lane & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E. Randolph St. Suite 5100
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc J. Lane	312-372-1040	mlane@marcjlane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC
(Name – if individual, state last, first, and middle name)

300 Tri State International Ste 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marc J. Lane & Company, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of Marc J. Lane & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J. Lane & Company as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Marc J. Lane & Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Marc J. Lane & Company's management. Our responsibility is to express an opinion on Marc J. Lane & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marc J. Lane & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedules I, II, III, and IV within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Marc J. Lane & Company's financial statements. The supplemental information is the responsibility of Marc J. Lane & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Marc J. Lane & Company's auditor since 2022.

Michael Coglianese CPA.P.C.

Lincolnshire, IL
February 12, 2026

Marc J. Lane & Company
(A Corporation)
Statement of Financial Condition
As of December 31, 2025

ASSETS

	2025
Cash and cash equivalents	$ 50,146
Investment in securities, at fair value	1,301,490
Deposit with clearing broker	50,000
Commissions due from clearing broker	35,611
Prepaid expenses	18,622
Other commissions and interest receivable	1,442
TOTAL ASSETS	$ 1,457,311

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 17,772
Loan payable, shareholder	100,555
TOTAL LIABILITIES	118,327

STOCKHOLDER'S EQUITY:

Common stock, no par value, 1,000 shares	
Authorized, issued and outstanding	6,000
Additional paid-in capital	149,950
Retained earnings	1,183,034
TOTAL STOCKHOLDER'S EQUITY	1,338,984
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,457,311

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Income
For the Year Ended December 31, 2025

	2025
REVENUES	
Commissions income	$ 501,521
Participation interest income	19,682
Unrealized gain on securities	253,069
Realized (loss) on securities	(3,177)
Dividend income	13,115
Interest income	166
Total revenues	784,376
EXPENSES	
Salaries	152,600
Employee benefits	13,800
Shared expenses	45,790
Professional fees	119,264
Commissions	53,202
Insurance	472
Payroll taxes	10,737
Clearing charges	52,412
Regulatory fees	8,240
Office expenses	6,408
Dues and subscriptions	5,430
Interest expense	6,738
Total expenses	475,093
NET INCOME	$ 309,283

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common stock		Additional paid in capital		Retained earnings		Ending balance	
Beginning January 1	$	6,000	$	149,950	$	873,751	$	1,029,701
Net income		-		-		309,283		309,283
Dividends		-		-		-		-
Ending December 31	$	6,000	$	149,950	$	1,183,034	$	1,338,984

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 309,283
Adjustments to reconcile net income to	
net cash provided by operating activities:	
(Increase) decrease in:	
Investment in securities	(249,893)
Due from broker	(443)
Prepaid expenses	(4,212)
Accounts receivable	2,050
Increase (decrease) in:	
Accounts payable and accrued expenses	(4,051)
Net cash used by operating activities	52,734
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of stock	35,255
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on loan payable, shareholder	(54,325)
NET (DECREASE) IN CASH	33,664
CASH AND CASH EQUIVALENTS, beginning of year	16,482
CASH AND CASH EQUIVALENTS, end of year	$ 50,146

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes $ 0
Cash paid for interest $ 729

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a Broker/Dealer and is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Security Investor Protection Corporation (SIPC).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing broker and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Income Recognition

Commissions income consists of client transactions that are fully introduced to the Firm's clearing broker on behalf of its client. Commission revenue is earned on the sale of mutual funds, 529 Plans, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Firm believes the performance obligation is satisfied on the trade date, as that is the date the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Commissions income - other, consists of ongoing direct 12b-1 fees, or trailing commissions. The Firm meets its performance obligations at the time of placement, though fees are earned for the duration of each customer investment.

The Firm offers no guarantees, refunds or warranty.

Securities Transactions

Marketable securities owned by the Firm are valued at fair value.

Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported on the stockholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation. The firm also maintains a brokerage money market account. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase.

Leases

Through October, 2025, the Firm shared its office space with an affiliate owned by the same stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Firm records shared expenses monthly as billed. Subsequent to October, 2025, the Firm leases office space under an 12 month agreement, not subject to FASB ASC 842.

Clearing Agreement

The Firm entered into a clearing agreement with RBC Correspondent Services on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Firm on a monthly basis.

Note 2 - Broker Dealer Single Reportable Segment

The Firm is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and investment advisory. The Firm has identified Marc J. Lane, President, as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business to manage the Firm. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segmant and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segmant are the same as those described in the summary of significant policies. No single customer accounted for more than 10% of revenue.

Note 3 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

>Level 1
>Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Note 3 - Fair Value Measurements (continued)

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In determining the appropriate heirarchy levels, the Firm analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents the Firm's assets that are measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2025:

As of December 31, 2025:	Level 1	Level 2	Level 3	Total Assets
Common Stock	$ 1,301,490	$ -	$ -	$ 1,301,490

Specific valuation techniques and inputs used in determining the fair value of each class of assets follow:

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value heirarchy.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2025.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2025.

Note 5 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

The Firm maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. During the year, cash balances held in financial institutions did not exceed the FDIC and SIPC's insured limits. The Firm has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6 - Related Party Transactions

The Firm entered into an expense sharing agreement with an affiliate for its share of occupancy expenses (See Note 1 - Leases). The Firm's sole shareholder is the sole shareholder of the affiliate. For the year ended December 31, 2025, occupancy expenses, reported as Shared expenses on the Statement of Income, totaled $45,790, consisting of $42,000 in rents, $1,500 in utilities and $2,290 in telephone costs. At December 31, 2025, the Firm had no outstanding receivables from or payables to the affiliated firm.

Loan payable, shareholder, is payable to the sole shareholder of the Firm upon demand. Interest is compounded quarterly at 5.0% through December, 2025. $6,010 of interest was expensed and added to the loan balance due at December 31, 2025 of $100,555.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties. Some family members of the sole shareholder and an employee of the firm are not charged investment commission fees.

Note 7 - Income Taxes

As discussed in Note 1, the Firm has elected to be taxed as an S corporation, whereby the Firm's income is reported on the return of the stockholder. Accordingly, there is no provision for federal income tax recorded in these financial statements.

The Firm is required to file tax returns in both federal and state jurisdictions. The Firm's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For both federal and Illinois purposes, the statute of limitations is three years. Accordingly, the Firm is no longer subject to tax return examination for returns filed more than three years prior to the date of these financial statements. Returns filed within the past three years remain subject to examination. As of December 31, 2025, taxing authorities have not proposed any adjustment to the Firm's tax filings.

Note 8 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2025, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2025, the Firm had net capital of $949,720, which is $899,720 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .12 to 1 at December 31, 2025.

Note 9 - Contingencies

The Firm is subject to various claims, legal proceedings, and investigations covering a range of matters that arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals. If not so covered, these various claims, legal proceedings, and investigations are without merit, or involve such amounts that would not have a significant effect on the financial position or results of operations of the Firm if outcomes were unfavorable. The sole shareholder and the firm are involved in litigation in which the firm is attempting to recover fees, but the outcome of the litigation is not determinable at this time.

Note 10 - Deposit with Clearing Broker

The Firm has a brokerage agreement with its clearing broker, RBC Correspondence Services. The clearing broker has custody of the Firm's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits at December 31, 2025 was $50,000.

Note 11 - Commission Due from Clearing Broker

Pursuant to the clearing agreement, the Firm introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Firm has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Firm. In accordance with industry practice and regulatory requirements, the Firm and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2025, the commission due from the clearing broker of $35,611 is pursuant to this clearing agreement.

Note 12 - Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no material subsequent events that would require adjustment to or disclosure in the financial statements, pending the outcome of pending litigation referenced in Note 9.

Marc J. Lane & Company
(A Corporation)
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025

		2025
COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital	$	1,338,984
Less non-allowable assets:		
Prepaid expenses		18,622
NET CAPITAL BEFORE HAIRCUTS		1,320,362
Less haircuts on securities:		
Equities		195,224
Undue concentrations		175,418
Total haircuts on securities		370,642
NET CAPITAL	$	949,720
Net capital requirement		50,000
EXCESS NET CAPITAL	$	899,720
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	118,327
Ratio: Aggregate indebtedness to net capital		0.12 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Firm's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2025.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Reconciliation with Computation Included
in Part II of Form X-17A-5
December 31, 2025

Net capital as previously reported in the Financial and
    Operation Combined Uniform Single Report - Part II-A (Unaudited) $ 949,720

Audit Adjustments:
    Undue concentration adjustment   0

Net Capital as currently reported on Schedule I $ 949,720

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Information Relating to Possession and Control
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2025

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of Marc J. Lane & Company

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Marc J. Lane & Company claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2 Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the year ending December 31, 2025 without exception.

Marc J. Lane & Company also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Marc J. Lane & Company limits its business activities exclusively to directing subscription-way sale of mutual funds and 529 plans, and Marc J. Lane & Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Marc J. Lane & Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025 without exception.

Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
February 12, 2026



MARC J. LANE
& COMPANY
MEMBER FINRA-SIPC

200 E. Randolph Street, Suite 5100
Chicago, IL 60601-6528
(312) 372-1040
(800) 372-1040
Fax: (312) 346-1040
www.MarcJLane.com

Exemption Report

January 19, 2026

This is to certify that, to the best of my knowledge and belief:

Marc J. Lane & Company ("the Firm"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the Firm is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Firm claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and 529 plans. The Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; aand (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Firm met the identified exemptions throughout the year ending December 31, 2025 without exception.

Thank you,

Marc J. Lane, President